

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2014

Via E-mail
Ms. Emily Tong
Chairwoman of the Board of Directors
DT Asia Investments Limited
Room 1102, 11/F, Beautiful Group Tower
77 Connaught Road Central
Hong Kong

> **Re: DT Asia Investments Limited**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed September 23, 2014**
> **File No. 333-197187**

Dear Ms. Tong:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the disclosure added to pages 7 and 111 that in the event the company will not be the surviving entity upon consummation of the initial business combination, "each holder of a right will be required to affirmatively convert his/her or its rights in order to receive the 1/10 share underlying each right (without paying any additional consideration) upon consummation of the business combination." We also note that you did not revise the statement on the cover page and elsewhere that each right holder will receive one-tenth of an ordinary share "automatically on the consummation of an initial business combination." Please revise such references to be consistent with the rights agreement as filed with this amendment.

Please contact Tiffany Posil at (202) 551-3589 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Via E-mail
        Stuart Neuhauser, Esq.
        Ellenoff Grossman & Schole LLP